Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under caption “Experts” in Amendment No. 1 to the Registration Statement (Form F-3 File No. 333-218254) and related Prospectus of KNOT Offshore Partners LP for the registration of common units representing limited partnership interests, other classes of units representing limited partnership interests, options, warrants, rights and debt securities that may be issued and sold by KNOT Offshore Partners LP or, in the case of common units, sold by the selling unitholder and to the incorporation by reference therein of our report dated March 17, 2017, with respect to the consolidated financial statements of KNOT Offshore Partners LP, included in its Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young AS

Oslo, Norway

August 21, 2017